April 6, 2005


Mail Stop 0407


Joseph C. Lawler
President and Chief Executive Officer
CMGI, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

      Re:	CMGI, Inc.
      Form 10-K for the fiscal year ended July 31, 2004
      File No. 000-23262
      Filed October 14, 2004

Dear Mr. Lawler:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


      Sincerely,


						Larry Spirgel
      Assistant Director